U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number

1.	Press Release – dated October 2, 2003	4
2.	Press Release – dated October 2, 2003	5
3.	Press Release – dated October 7, 2003	6

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  October 9, 2003                                By:   /s/  W. Shaun  Jackson
                                                                                      W. Shaun Jackson
                                                                                      Executive Vice President and
                                                                                      Chief Financial Officer

KINGSWAY ANNOUNCES TWO EXECUTIVE APPOINTMENTS

Toronto, Ontario (October 2, 2003) – (TSX:KFS, NYSE:KFS) William G. Star, President & Chief Executive Officer of Kingsway Financial Services Inc. is pleased to announce the appointments of John McGlynn to President and Chief Executive Officer of Kingsway General Insurance Company and Roger Beck as President and Chief Executive Officer of American Country Insurance Company.

Mr. McGlynn brings over 20 years of insurance experience to his new position. Most recently he was Vice President, Finance of Kingsway Financial Services Inc. Prior to joining Kingsway, Mr. McGlynn was President & Chief Operating Officer of an Ontario based property and casualty insurer and held various executive positions within the property and casualty industry in Canada, the United States and Europe.

Mr. Beck brings over 15 years of insurance experience to his new role at American Country. Most recently Mr. Beck was Vice President of Lincoln General responsible for pricing and audit. Prior to joining Lincoln General, Mr. Beck held various managerial positions in marketing, underwriting, pricing and product management with major U.S. based property and casualty insurers.

“I am pleased to announce these well deserved promotions for John and Roger”, said Bill Star, President & CEO. “I am confident that they will bring their extensive knowledge, expertise and leadership skills to their new roles. It is particularly pleasing to be able to announce these internal promotions from within the Kingsway group, recognizing the depth of executive talent at our disposal.”

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A–” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888

KINGSWAY ANNOUNCES THE COMPLETION OF A PRIVATE PLACEMENT OF TRUST PREFERRED SECURITIES

Toronto, Ontario (October 2, 2003) – Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) today announced the completion of a private placement of trust preferred securities of approximately US$10 million in 30-year floating rate trust preferred securities, with net proceeds of approximately US$9.7 million.

The net proceeds of the offering will be used to provide additional capital to Kingsway’s subsidiaries to support the growth of our business and for general corporate purposes, which may include the repayment of existing credit facilities.

The trust preferred securities have not been registered under the United States Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any debentures, trust preferred securities or any other securities, nor will there be any sale of the debentures, the trust preferred securities or any other security in any jurisdiction in which such an offer or sale would be unlawful.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A–” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888

KINGSWAY ANNOUNCES TWO EXECUTIVE APPOINTMENTS

Toronto, Ontario (October 7, 2003) – (TSX:KFS, NYSE:KFS) William G. Star, President & Chief Executive Officer of Kingsway Financial Services Inc. is pleased to announce the appointments of Shelly Gobin to Vice President and Treasurer and Simon Argent to the position of Vice-President, Risk Management of Kingsway Financial Services Inc.

Ms. Gobin joined Kingsway Financial 6 years ago and has 15 years experience in the insurance industry. Since joining Kingsway she has had responsibility in the areas of financial reporting, cash management and investor relations. Mr. Argent joined Kingsway as Assistant Vice President in early 2002 and has over 15 years of insurance experience in the areas of reinsurance and risk management. In Mr. Argent’s new role, he will be primarily responsible for all areas of risk management which include reinsurance, compliance and internal audit.

“I am pleased to announce the promotions of both Shelly and Simon to the level of Vice President”, said Bill Star, President and Chief Executive Officer. “They have become very valuable members of our executive team and I am particularly pleased to recognize this with their well-deserved promotions.”

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A-" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888